[MICROSOFT LETTERHEAD]

January 9, 2009

VIA EDGAR AND OVERNIGHT MAIL

FOIA CONFIDENTIAL TREATMENT REQUESTED

David L. Orlie

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Microsoft Corporation
Definitive Proxy Statement
Filed September 29, 2008
File No. 000-14278

Dear Mr. Orlie:

This letter responds to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on Microsoft’s proxy statement filed on September 29, 2008 (the “Proxy Statement”) and communicated to us in your letter of November 25, 2008. We appreciate the SEC’s assistance in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filing. We have set forth below the text of the comments contained in your letter, followed by our responses.

FOIA CONFIDENTIAL TREATMENT REQUEST

We request, pursuant to 17 C.F.R. §200.83 (“Rule 83”) confidential treatment for portions of our response to Comment No. 2 as indicated below. We request that the indicated portions of this letter be maintained in confidence, not be made part of any public record, and not be disclosed to any person. Two copies of this letter are provided: a redacted version with confidential information labeled “MSFT No. 1” through “MSFT No. 4” (the “Confidential Information”) in brackets and replaced by asterisks, and a version with the same information in brackets and highlighted. We are submitting only the redacted version on EDGAR. Microsoft respectfully requests that the Confidential Information be withheld from public disclosure, along with (a) any memoranda, notes, correspondence, or other writings made by any member or employee of the Commission relating to the Confidential Information, or any conference or telephone call with respect thereto; and (b) any copies or extracts of any of the foregoing.

In accordance with Rule 83 subparagraph (d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect the Confidential Information or any correspondence, memorandum, or notes related thereto, we ask that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the

David Orlie, Special Counsel

U.S. Securities and Exchange Commission

January 9, 2009

request itself) and be given at least ten business days advance notice of any intended release so that we may, if deemed necessary or appropriate, pursue any remedies available to us. In such an event, we respectfully request that you telephone the undersigned directly at (425) 705-5744 rather than rely upon the United States mail for such notice. As required by Rule 83 subparagraph (a)(3), our address is Microsoft Corporation, One Microsoft Way, Redmond, WA 98052.

COMMENT NO. 1:

Although you identify the performance objectives underlying the 2008 annual cash bonuses for your named executive officers, you do not disclose the target levels for those performance objectives which are quantitative (e.g. in the case of Mr. Johnson, financial performance for the Client segment and the Online Services Business segment). Please note that performance target levels generally need to be disclosed to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. If you are relying on Instruction 4 to Item 402(b) to omit these target levels, please provide us with your competitive harm analysis, and note that Instruction 4 requires a discussion of how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed target level.

RESPONSE:

Based on our evaluation of the Annual Performance Bonus Plan for Executive Officers (the “Bonus Plan”), we believe that disclosure of the target levels for the quantitative performance objectives used in the Bonus Plan is not material to understanding how the Bonus Plan operated, or how annual cash bonus amounts were determined, in fiscal year 2008.

The process used to determine cash bonus amounts of the named executive officers under the 2008 Bonus Plan was fundamentally subjective in nature, and represented only 12% of the total value of cash and stock compensation actually awarded to named executive officers for fiscal year 2008. The interplay among the various objective and subjective information considered by the Compensation Committee meant that no one quantitative factor was material to the Committee’s bonus decisions. Consequently, disclosure of the target levels for the quantitative performance objectives established for each named executive officer would not provide meaningful information to investors as to how bonus amounts were determined.

As discussed on pages 18-19 of the Compensation Discussion and Analysis in the Proxy Statement, annual bonus payments under the Bonus Plan are determined by the Compensation Committee in its discretion, based, in part, on the subjective recommendations of our chief executive officer, Steve Ballmer. Performance against individual performance commitments is only part of the broad mix of information that the Compensation Committee uses in making bonus decisions.

At the beginning of fiscal year 2008, each named executive officer established his performance commitments in consultation with Mr. Ballmer. These performance commitments differed for each named executive officer based on his individual responsibilities and the business function, division or group that he managed, and included product development, business innovation, customer satisfaction, leadership, and constituency perception, as well as other quantitative and qualitative financial or strategic measures described on page 18 of the Proxy Statement.

David Orlie, Special Counsel

U.S. Securities and Exchange Commission

January 9, 2009

After the end of fiscal year 2008, Mr. Ballmer evaluated the performance of each of the named executive officers against his commitments, but in doing so, he also took into account a number of considerations, including various qualitative factors. As the Bonus Plan states:

Bonus recommendations will be based on an assessment of the extent to which each Participant achieved his Commitments and other feedback and input from the Senior Vice President, Human Resources. The following factors may be considered in assessing achievement of Commitments:

•	difficulty of the Commitments,

•	business environment in which the Commitments were achieved,

•	consistency and reliability of performance across Commitments and throughout the Performance Year,

•	the Participant’s going above and beyond Commitments and expectations, and

•	the Participant’s degree of excellence.

Commitments involving quantitative performance criteria (for example, financial performance for the Client segment and the Online Services Business segment) were evaluated not only on the basis of actual results against those criteria, but also, as described above, in the context within which those results were achieved. Performance against individual commitments was not ranked or otherwise assigned relative weight. In addition, Mr. Ballmer’s recommendations reflected his overall assessment of a named executive officer’s performance against all of his commitments, both quantitative and qualitative. Consequently, the actual performance of any individual business function, division or group against a quantitative target established for that segment was not, by itself, a material element in the formulation of Mr. Ballmer’s recommendations.

Our reporting of annual bonus payments in the Summary Compensation Table was consistent with our view that its determination was discretionary and not incentive-based. We reported the amounts paid under the Bonus Plan in the “Bonus” column, as opposed to the “Non-equity Incentive Plan Compensation” column, because, in our view, the amounts paid did not involve earnings pursuant to awards under non-equity incentive plans as that term is defined under Item 402(a)(6)(iii) of Regulation S-K. While performance commitments were substantially uncertain at the time the performance targets were established and communicated to the named executive officers at the beginning of the fiscal year, there was no numerical or formulaic link between the achievement of these objectives and payment of bonuses in any specified amount or within any specified range. While a named executive officer’s commitments may have included goals that were quantitatively determinable, Mr. Ballmer’s recommendation for

David Orlie, Special Counsel

U.S. Securities and Exchange Commission

January 9, 2009

the bonus amount was established based on a subjective, holistic assessment of the executive’s performance across the range of individual commitments. The performance commitments of each named executive officer were described to assist investors in understanding the basis upon which the Compensation Committee could exercise its discretion.1

In addition, as noted on page 14 of the Proxy Statement, Mr. Ballmer’s recommendations were one factor, among several factors, considered by the Compensation Committee in determining the annual bonus payment for each named executive officer. In fiscal year 2008, as in prior fiscal years, the Compensation Committee had at its disposal a broad mix of information to use in making bonus decisions. The Compensation Committee considered a self-evaluation provided by each named executive officer, and written feedback and ratings from the named executive officer’s peers, direct reports, and other employees within his division or group. Collectively, these factors were not assigned specific weights, nor were any individual factors deemed to be more significant than any other. Instead, the Compensation Committee exercised its judgment, based on its assessment of these factors and drawing from its individual experience, to set the annual bonus payments. As a result, the annual bonus payments involved significant subjective discretion and no single quantitative performance objective was material to the bonus decision. We believe that disclosure of the specific target levels for each of the named executive officers’ quantitative performance objectives would not provide material information to investors as to how these bonus amounts were determined.

Even if the Staff were to conclude they were material, we also believe disclosure of the target levels for the quantitative performance objectives considered in making bonus determinations would be competitively harmful. However we don’t believe it is necessary to discuss this point given our conclusion above that the bonuses were discretionary in nature and disclosure of target levels for individual quantitative elements would not be material to investors.

In future proxy filings, we will provide greater detail on the role of discretion in compensation-setting decisions and the subjective judgments associated with those decisions.

COMMENT NO. 2:

With respect to awards made under your Target Based SPSA program in 2008, you do not disclose the corporate operational performance targets or the team operational performance targets for each of your named executive officers. As with your annual cash bonus disclosure, if you are relying on Instruction 4 to Item 402(b) to omit these targets, please provide us with your competitive harm analysis.

[1]	In addition, the bonus payouts do not qualify as “performance-based” under Section 162(m) of the Internal Revenue Code.

David Orlie, Special Counsel

U.S. Securities and Exchange Commission

January 9, 2009

RESPONSE:

We believe that the corporate operational performance target levels and the team operational performance target levels established under the Target Based Shared Performance Stock Awards (“SPSAs”) involve confidential commercial information, the disclosure of which would result in significant competitive harm to Microsoft. Therefore, in reliance on Instruction 4 to Item 402(b) of Regulation S-K, we did not disclose those target levels in the Proxy Statement for the reasons set forth below.

Relevant Legal Standard

Instruction 4 to Item 402(b) of Regulation S-K states that registrants are not required to disclose target levels for specific quantitative performance-related factors, the disclosure of which would result in competitive harm to the registrant. The standard for determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure under Exemption 4 of the Freedom of Information Act (“FOIA”) and Rule 80(b)(4) thereunder.

Exemption 4 of FOIA exempts from the class of material that public agencies must disclose “[t]rade secrets and commercial or financial information obtained from a person and privileged or confidential.” The standards for determining what constitutes confidential commercial or financial information, the disclosure of which would cause competitive harm, have largely been addressed in case law, including National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) (“Morton”); National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976); and Critical Mass Energy Project v. NRC, 931 F.2d 939 (D.C. Cir. 1991), vacated & reh’g en banc granted, 942 F.2d 799 (D.C. Cir. 1991), grant of summary judgment to agency aff’d en banc, 975 F.2d 871 (D.C. Cir. 1992).

Under the case law criteria, commercial or financial information will be deemed “confidential” if disclosure thereof would be likely “to cause substantial harm to the competitive position of the person from whom the information was obtained.” See e.g., Morton. Another test of whether information is confidential is whether the information is of the type that would not customarily be released to the public by the person from whom it was obtained. Sterling Drug, Inc. v. Federal Trade Commission, 450 F.2d 698, 709 (D.C. Cir. 1971). Over the years, courts have frequently characterized information relating to business, commerce or trade as confidential.

For the reasons set forth below, we do not believe that the operational target levels for the Target Based SPSAs are required to be disclosed.

Corporate operational performance target levels

Amount of activity generated through Microsoft’s Web sites (“Online Usage Index”)

[Confidential treatment requested by Microsoft – MSFT No. 1]

[***]

David Orlie, Special Counsel

U.S. Securities and Exchange Commission

January 9, 2009

Growth in sales of Client (Windows PC operating system) units and Office Suite units relative to growth in the personal computer market (“Desktop Units Index”)

[Confidential treatment requested by Microsoft – MSFT No. 2]

[***]

Team operational performance target levels

MSN Portal page views (“Page Views”)

[Confidential treatment requested by Microsoft – MSFT No. 3]

[*** ]

Growth in Windows Server license net deployments relative to server hardware unit shipments (“Server Unit Index”)

[Confidential treatment requested by Microsoft – MSFT No. 4]

[***]

COMMENT NO. 3:

Please explain in more detail how the compensation committee determined the level of difficulty associated with achieving an award payout at the low, midrange and top target levels.

RESPONSE:

For the Target Based goals of the fiscal year 2008 SPSA program, the Compensation Committee directed Mr. Ballmer and our Senior Vice President, Human Resources to develop performance metrics and propose target levels for those metrics that reflected a broad range of achievement at varying degrees of difficulty. As discussed on page 20 of the Compensation Discussion and Analysis, management recommended threshold performance that was expected to be achievable, target performance that was achievable but challenging, and top target levels that were very difficult to achieve. Our financial and operating plans for our various business divisions and groups informed the performance range that justified payout at the target level. In all cases, the range of performance required to achieve a target payout required either growth over actual results from the prior fiscal year, ranging from 1.9% to 21.3% or growth in excess of a relevant marketplace growth rate as described above in the description for Desktop Unit Index and Server Unit Index.

David Orlie, Special Counsel

U.S. Securities and Exchange Commission

January 9, 2009

The Compensation Committee met with Mr. Ballmer, our Senior Vice President Human Resources, and our General Counsel several times to discuss and finalize the performance metrics and the associated performance target levels required for payout. Management provided the Compensation Committee with relevant information on each corporate operational metric, team operational metric, and team financial metric. The data provided to the Compensation Committee included absolute performance levels and growth rates for each metric, and other relevant information that varied by metric but included one or more of the following:

•	a comparison of anticipated market place growth rates vs. the growth rates required for payout,

•	information on scheduled product launches or operational plans,

•	competitive landscape, and

•	historical performance of these specific metrics, some of which had been used in the SPSA program in prior years.

In discussions with management and after consideration of the above factors, the Compensation Committee assessed the degree of difficulty of each performance metric and, if deemed appropriate, requested management to make adjustments. The Compensation Committee, using its judgment and discretion, and consistent with Mr. Ballmer’s recommendations, made the final determination on the required performance levels for each of the metrics to provide assurance that each goal reflected the intended difficulty of achievement. As evidence of the degree of difficulty embedded in the performance levels of named executive officer compensation programs,2 one may review actual historical payout rates versus target payout rates. In the last three years, the average payout rates for SPSAs awarded to our named executive officers as a group3 have ranged from 41% to 132%, and averaged 91%.

David Orlie, Special Counsel

U.S. Securities and Exchange Commission

January 9, 2009

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings under the Exchange Act of 1934;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (425) 705-5744.

[2]	Includes fiscal year 2004-2006 SPSA program, fiscal year 2007 SPSA program, and fiscal year 2008 Target Based SPSA program

[3]	Excluding Mr. Ballmer, who does not participate in these programs

David Orlie, Special Counsel

U.S. Securities and Exchange Commission

January 9, 2009

Sincerely,

/s/ John A. Seethoff
John A. Seethoff
Vice President and Deputy General Counsel

cc:	Matthew Crispino, Esq.
SEC FOIA Office
Dina Dublon, Chair, Microsoft Corporation Compensation Committee
Frank Brod, Corporate Vice President and Chief Accounting Officer
Brad Smith, Senior Vice President and General Counsel